Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

To: Securities and Exchange Commission
VIA EDGAR

August 26, 2009

Re: Garman Cabinet & Millwork, Inc
Registration Statement on Form S-1
Filed February 19, 2009
File No. 333-157399

Dear Ms. Long:

We have filed on EDGAR Amendment No. 1 to our Form S-1 filed February 19, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

General

Cover Page of Registration Statement

1. We note that you have disclosed that your primary standard industrial classification code number is 2431, According to the Standard Industrial Classification Code List, which is available on our website at http://-www.sec.gov/info/edgar/siccodes.htm, the correct code number for your business appears to be 2430. Please revise your cover page accordingly.

Response:                                We have amended our S-1 to include SIC Code 2430 and have removed SIC 2431.

2. Please revise the cover page to include the approximate date of commencement of proposed sale to the public pursuant to Form S-1 instructions.

Response:                                We have amended our S-1 to include the approximate date of commencement of proposed sale on the cover page.

3. We note that you filed your registration statement on February 19, 2009. Please update the following dates from January 16, 2009: (1) the filing date on the first line of the cover page, (2) the "subject to completion" date and (3) the date of the prospectus.

Response:                                We have amended our S-1 to reflect the proper dates of the filing.

4. Please revise footnote 1 of the "Calculation of Registration Fee" table to state the provision of Rule 457 of the Securities Act that is being relied upon for the basis of the calculation.

Response:                                We have amended our S-1 and revised the footnote 1 of the “Calculation of Registration Fee” table.

Prospectus Cover Page, page2

5. Please correct the page number in the cross-reference to the risk factor section of the prospectus.

Response:                                We have amended our S-1 and revised the page number in the cross-reference to the risk factors to reflect Page 11.

Table of Contents, page 3

6. Please remove from the table of contents the Part II information. The table of contents should address only the contents of the prospectus (i.e., Part I of the registration statement). Please see Item 502(a) of Regulation S-K.

Response:                                We have amended our S-1 and removed Part II from the table of contents.

Prospectus Summary, page 4

The Offering, page 4

7. We note that you refer to "preferred stock" and "free trading shares" in the first paragraph. We further note that your articles of incorporation do not appear to permit you to issue preferred stock. Please tell us why you have included the aforementioned reference to "preferred stock" and "free trading shares" or delete these terms throughout the registration statement including for the term "preferred stock" in the "Dilution" and "Description of Capital Stock" sections

Response:                                We have amended our S-1 and have deleted the terms “preferred stock” and “free trading shares” throughout the registration statement.

Summary Financial Data page 4

8. Please disclose that you have received a going concern opinion from your auditor.

Response:                                We have amended our S-1 and added the following disclosure to the Summary Financial Date section:

As shown in the accompanying audited financial statements, the Company has suffered a loss from operations to date. It has experienced a loss of $317,536 since inception and has a negative working of capital. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Risk Factors, page 8

9. Please add as your first risk factor that there is substantial doubt as to your ability to continue as a going concern and your auditor has included in its report substantial doubt about your ability to continue as a going concern.

Response:                                We have amended our S-1 and have added the following risk factor:

We received a Going Concern opinion during our recent financial audit

We have received a report from our independent auditor on our financial statements for the years ended December 31, 2008 and 2007. The footnotes to our audited financial statements list factors which raise some doubt about our ability to continue as a going concern. These factors were related to recurring losses from operations since inception. In addition, we have yet to generate an internal cash flow from our business operations. Our plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate our working deficiency, and 2) implement a plan to generate further sales. Our continued existence is dependent upon our ability to resolve our liquidity problems and increase profitability in our current business operations. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying audited financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

10. Please add a risk factor regarding your previous lack of profitable operations and negative cash flow from business operations.

Response:We have amended our S-1 and have added the following risk factor to the Risk Factors section:

We have incurred losses from operations and limited cash that raises substantial doubt as to whether we can continue as a going concern.

As of June 30, 2009, our accumulated deficit was $317,536.  Our cash flows provided by (used in) operations were $(34,034) and $4,855 for the six months ended June 30, 2009 and June 30, 2008, respectively.  At December 31, 2008, our accumulated deficit was $169,896, and our cash flows provided by (used in) operations was $(126,583).  Our auditor has included in their report that there is substantial doubt about our ability to continue as a going concern because of our lack of profitable operations and negative cash flows from business operations.

11. Please add a risk factor regarding your financial position

Response:We have amended our S-1 and have added the following risk factor to the Risk Factors section:

The Company’s Financial Position

Although the economy has slowed and we are in the middle of a financial crisis, we perform architectural woodwork for a vast variety of the business sectors including public, private & state owned colleges, law firms, private funded hospitals, high end hotels, and large office towers. Some of these clients have continued expansion or new up fits through this tough economic time and have helped us to stay busy. However, we do depend on customer’s timely payments for services rendered. We are ultimately affected by the customer’s ability to pay for goods and services, which could be hindered in this current economy, and therefore would affect our financial position. We also depend on our suppliers to service us in a timely manner. These suppliers, such as Home Depot and Lowes Home Improvement are facing obstacles in this current economy. If they can not service our supply needs, this could affect our business and thus our financial position. Our financial position is subject to risk of loss as is a majority of businesses. Our working capital deficit for the six months ended June 30, 2009 was $176,330.  The general slow down in the US economy could have a material adverse effect on our financial position.

12. Please add a risk factor about the lack of a market for your common stock.

Response:                                We have amended our S-1 and have added the following risk factor in regards to the lack of a market for our common stock.

The Company does not have a prior public market, and there can be no assurance that an active trading market will exist in our Stock after the Offering.

Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market in the Common Stock will develop after the Offering or be sustained.  The initial public offering price may not be indicative of the market price for the Common Stock after the Offering.  The liquidity of and the market price for the Common Stock can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities.  Such fluctuations may significantly affect liquidity and market prices independent of the financial performance of and prospects for the Company.

13. Please add a risk factor regarding your debt financing and, in view of the state of the current lending market, your ability to obtain future debt financing. In addition, please disclose whether you are currently in compliance with your loan agreements and their significant covenants.

Response:We have amended our S-1 and have added the following risk factor to the Risk Factor section:

Debt financing in the current lending market and our ability to obtain future debt financing

We are currently in compliance with our loan agreements and their significant covenants. The ability to obtain debt financing is currently difficult in light of the bleak US economic situation. The majority shareholders' credit worthiness would have to serve as a security interest on a loan if the Company ever received one and there is no guarantee a bank or any other financial institution would approve the shareholders' credit or the company's credit and therefore approve the lending. Our ability to obtain financing could be difficult due to our lack of net assets, lack of cash flows, lack of net income and in light of the current economy

Our business could suffer if there is a decline of economic conditions...page 8

14. Please revise this risk factor to reflect present economic conditions and the availability of credit to your customers.

Response:                                We have amended our S-1 and have revised the risk factor to state:

Our business could suffer if there is continual decline in economic conditions and discretionary consumer spending.

A continuing downturn in the economy could have a negative impact on our revenues, the extent of such impact is uncertain.  During the last year, the economies of the major developed nations have been declining, and some private economists declared that in the aftermath of the terrorist attacks in the United States a global recession is inevitable and possibly present.  If consumer confidence does not rise and the global economy does not show signs of recovery in the near future, we may lose a significant portion of our business, revenue and opportunities. Accordingly, due to current economic conditions, the availability of credit to our customers could decrease since lenders are tightening their lending policies.

If we lose the services of a number of employees, our business could suffer page 8

15. Please provide a detailed explanation of why you "hope" to hire key personnel, including the president after this offering. Please make your disclosure consistent with the "Management" disclosure on page 13. In addition, please disclose, if true, that you currently do not have key man insurance.

Response:                                We have amended our S-1 and have revised the risk factor to state:

If we lose the services of a number of key employees, our business could suffer.

Our success is dependent, in part, on the personal efforts of Valerie A. Garman, our President.  Although we currently do not have “key-man” insurance, we plan to obtain "key-man" insurance on her life in the amount of $1,000,000; the loss of Mrs. Garman's services could have a material adverse effect on our business and prospects. Our success is also dependent upon our ability to hire and retain additional qualified management, marketing, technical, financial, and other personnel. Competition for qualified personnel is intense and we may not be able to hire or retain additional qualified personnel. Any inability to attract and retain qualified management and other personnel would have a material adverse effect on our business and operations.

Selling Security Holders, page 9

16. We note that a number of the selling security holders have the same last name as Valerie and Sidney Garman, your officers and director. Please disclose any family relationships that exist between any of the selling security holders and your management.

Response:                                We have amended our S-1 and have added a column to the right of the list of shareholder names to disclose the relationship to management.

17. Please tell us whether Greentree Financial Group, Inc. is a broker-dealer or an affiliate of a broker-dealer. If Greentree is a broker-dealer, the prospectus should state that the stockholder is an underwriter. If Greentree is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If Greentree cannot provide these representations, state that the stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response:                                Greentree is not a broker dealer or an affiliate of a broker dealer; they are a service provider who assists the Registrant with Edgar services, SEC compliance and corporate resolutions. Accordingly, at the staff’s request we will disclose that Greentree should be considered an “underwriter” of the securities.

18. Please disclose in footnote two to the selling security holders table the material terms of your consulting agreement with Greentree Financial Group, Inc. In this regard, for example, we note that the agreement required you to pay Greentree $50,000 in addition to issuing them stock.

Response:                                We have amended our S-1 and have revised Footnote 2 of the Selling Security Holders Table to state:

[2]
Robert C. Cottone and Michael Bongiovanni are the owners of Greentree Financial Group, Inc.  Mr. Cottone and Mr. Bongiovanni share equal voting power over the investments of Greentree Financial Group, Inc.  Greentree Financial Group, Inc. received $50,000 and 1,000,000 shares of our common stock for consulting services that consist of assisting in the preparation of this Form S-1 registration statement and the prospectus included herein, compliance with state Blue Sky regulations, selection of an independent transfer agent and Edgar services. A copy of our consulting agreement with Greentree Financial Group, Inc. is attached hereto as Exhibit 10.1.

Description of Capital, page 10

19. Please delete the reference to shares of common stock issuable upon exercise of warrants and conversion of notes or amend the Form S-1 accordingly. In addition, please disclose the ten thousand for one forward split referenced in your financial statements.

Response:                                We have amended our S-1 and have deleted the reference to warrants and notes within the Description of Capital section. We have also added the following to disclose the ten thousand for one forward split.

On June 16, 2008, the Board of Directors and Shareholders of the Company authorized an increase in the amount of the authorized common shares from 1,000 to 100,000,000 and to perform a 10,000 to one forward split of Valerie and Sid Garman’s 1,000 pre-split shares (i.e. 510 and 490 shares, respectively) to 10,000,000 post-split shares (i.e. 5,100,000 and 4,900,000 shares, respectively) and increase the par value from none to $.0001.

Description of Business, page 10

20. The disclosure in your registration statement must be fair and balanced. We note that you make statements in your business description that appear to suggest favorable outcomes are likely or will result inevitably from your business activities. Please balance these disclosures by adding where appropriate a discussion of any countervailing factors or unfavorable results that could also occur. In addition, to the extent you cannot be certain about particular results or outcomes please provide prominent affirmative disclosure to this effect.

Response:                                We have amended our S-1 and have revised the entire Business Description section in order to make the registration statement fair and balanced.

21. We note the reference on page 19 of the notes to your financial statements to "Garman Cabinet & Millwork Inc. and its wholly owned subsidiaries." Please discuss the activities of any material subsidiaries and, if material, add the exhibit required by Item 601(b)(21) of Regulation S-K.

Response:                                We have amended our S-1 and have removed any mention of subsidiaries. Garman Cabinet & Millwork, Inc. does not have any subsidiaries.

22. Please provide further detail about your various business services. Please describe your high end architectural wood installation services. What percentage of your business is architectural woodwork, specialty items, panels and trim work, etc.? Also, what services are the largest percentages of your business? Disclose further detail about the principal customers for each of your services (i.e. general contractors, architects, manufacturers, companies and individuals).

Response:We have amended our S-1 and have added the following disclosure to the bottom of the Products and Services section.

Our Company specializes in the installation of cabinets, veneer wall panels, wood base molding, wood crown molding, wood chair rail, wood wainscot panels, a variety of doors, door jambs and door hardware, window casings, window sills, door casing and bathroom vanities. The high end aspects of these installations are in regards to the design and delicate intricacies that the customer chooses. Architectural woodwork is 100% of our business. Installation of veneer wood wall panels is the largest percentage of our business. Woodwork manufacturers are by far the largest customers for our business.

23. We note your disclosure that better than 50% of your installation projects are outside North Carolina. Please disclose the general locations outside North Carolina and generally describe the type of services performed and explain why you believe you have "the ability to operate nationwide."

Response:                                We have amended our S-1 and have added the following disclosure within the History section of the Business Description.

We primarily travel to Washington, DC, Atlanta, GA, New York State, Greenville, SC, Spartanburg, SC, Myrtle Beach, SC, and Charleston, SC. With membership in AGC, BBB, AWI and the BlueBook.com and through the internet, the Company has the ability to operate nationwide. Our ability to travel nationwide is made available by keeping well trained employees, offering competitive out of town rates and having the willingness to work long hours to keep jobs on schedule

24. Please revise to disclose the sources and availability of raw materials and the names of principal suppliers.

Response:                                We have amended our S-1 and have added the following section and disclosure within the Business Description section.

Sources and Availability of Raw Materials

We get our supplies, such as screws, caulk, nails, hammer etc. from Home Depot or Lowes Home Improvement retail stores. Raw materials for our installation work are readily available at these retail stores.

25. Please revise to disclose the dependence on one or a few major customers, if any.

Response:                                We have amended our S-1 and have added the following section and disclosure within the Business Description:

Dependence on One or A Few Customers

We do not depend on any one customer. We are a member of the Architectural Woodwork Institute (AWI) which is a premier group of woodwork manufacturers and suppliers with a few installation companies like ourselves. Being a member of this organization lets customers know that they are hiring a company that upholds the highest standards of architectural woodwork installation

26. Please disclose the number of total employees and the number of full-time employees.

Response:                                We have amended our S-1 and have added the following section and disclosure within the Business Description:

Number of Employees

As of this filing, we have 14 full time employees and have a large supply of woodwork installation subcontractors available to us if we have a surplus of work or a very large project that we need more manpower.

27. We note your disclosure that the "commercial construction market continues to gain strength and isn't expected to slowdown anytime soon." Please tell us your basis for this statement. In doing so, please address current economic conditions in the markets in which you do business or hope to do business.

Response:                                We have amended our S-1 and have added the following disclosure within the Competition Section of the Business Description.

The commercial construction market continues to gain strength and isn’t expected to slowdown anytime soon.  Although the economy has slowed, we perform architectural woodwork for a vast variety of the business sectors including public, private & state owned colleges, law firms, private funded hospitals, high end hotels, and large office towers. Having the availability to install woodwork in a variety of businesses gives our company a greater selection to bid or install by the hour for a variety of woodwork packages. Some of these clients have continued expansion or new up fits through this tough economic time and have helped us to stay busy.

Description of Property, page 11

28. We note that you have characterized three of your lease agreements as being "gratuitous." Please revise your disclosure to clarify what you mean by this characterization. In this regard, we note that each of the leases appears to require the payment of rents. In addition, please tell us the circumstances surrounding your provision of employee housing. Please note that we may have additional comments based on your response.

Response:                                We have amended our S-1 and have deleted the gratuitous characterization since rent is paid for the property; we have also added the following disclosure to the Description of Property Section:

As for our stipulations for employee housing, in 1997 we moved our company to NC from Kissimmee, FL. At that point none of our employees were from NC. We were spending a couple of thousand dollars per month, approximately $4,000.00 on lodging and Per Diem. Our men at that time were paid $25.00 per day for per diem and lodging expense for out of town work. We were able to purchase two homes in the Charlotte area so we could cut our cost for lodging in about half. We also told our employees that they can stay there for free, but they would no longer receive per diem for the Charlotte region. This has helped our company to save thousands of dollars in expenses.

Management's Discussion and Analysis of Financial Condition . . . page 11

General

29. We note you reported losses before income taxes of $72k for the nine months ended September 30, 2008. We further note from the letter dated February 20, 2009, that you expect to report income from continuing operations before taxes for 2008. However, your current disclosures do not provide investors insight into known trends that management expects to materially impact operations in future periods. Specifically, your MD&A analysis does not identify or discuss the factors supporting your conclusion that you will report income from continuing operations before taxes for 2008. Please revise your filing to discuss known and expected trends in future periods that may have material impact to operations. If your expectations of reporting income for the 2008 fiscal year have changed, we remind you that you would not satisfy the criteria of paragraph (b)(2) of Rule 8-08 of Regulation S-X and therefore, would need to amend your filing to include the audited financial statements for the year ended December 31, 2008.

 Response:                                We have amended our S-1 accordingly

30. You reported a prepaid asset of $100k as of September 30, 2008. Given that this asset represents 56% of total assets and $73% of total current assets as of September 30, 2008 please revise your filing to provide detailed information regarding this prepaid asset, including who received the shares, the number and fair value of the shares issued and the nature of the services to be received and when you expect to receive these services. Your disclosure should also discuss how you determined fair value of the shares issued.

Response:                                We have amended our S-1 and have added the following disclosure to the Management Discussion and Analysis of Financial Condition section:

Prepaid Expense Asset

The Company has a prepaid expense asset of $-0-. As of September 30, 2009 we did have a prepaid asset in the amount of $100,000. This asset accounted for the 1,000,000 common shares issued to Greentree Financial Group, Inc. pursuant to our contract attached in Exhibit 10.1. The fair values of the shares issued were determined by the price that the accredited investors paid for the shares through the Private Placement Memorandum, ten cents ($.10). Therefore 1,000,000 shares at $.10 a share equal $100,000, recorded as $100,000 in the September 30, 2008 financials. The shares were issued on September 22, 2008 therefore before the September 30 cut off and thus were capitalized for the future economic benefit of the services. The prepaid expense asset was expensed evenly over a nine month period which expired on June 30, 2009

31. Based on your disclosure on page 31 we assume this prepaid asset may relate to the 1 million shares issued to Greentree Financial Group in September 2008 for professional services in connection with preparing your registration statement. If true, please tell us whether Greentree Financial Group has to satisfy performance conditions to hold the 1 million shares. If so, please tell us your consideration of EITF 96-18.

Response:                                Greentree Financial Group does not have to satisfy any performance conditions to hold the 1,000,000 shares issued. Greentree, as a financial consulting firm and reliant on customer satisfaction, does have a legally binding contract and if Greentree does not hold up their end of the Agreement attached in Exhibit 10.1, i.e. not performing the services, then Greentree would be liable for breach of contract and subject to litigation.

32. Please delete your reference to the SEC in the first paragraph.

Response:                                We have amended our S-1 and have deleted the reference to the SEC in the first paragraph of the Management Discussion and Analysis of Financial Condition.

Plan of Operation, page 11

33. With a view towards additional disclosure in the prospectus, please tell us more about your plans to raise additional funds through "joint venture partnerships" and "project debt financings."

Response:                                We have amended our S-1 and have deleted the terms “joint venture partnerships” and “project debt financings” within the Plan of Operation section. The Company does not plan to use either of these two mediums to raise additional funds.

Results of Operations — Year Ended December 31 20 7 and December 31 2006 page 12

34. Please revise your filing to identify and quantify the reasons why cost of sales as a percentage of revenues increased from 54% in 2006 to 58% in 2007. Please refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response:                                We have amended our S-1 and have added the following section to the Results of Operations – Year Ended December 31, 2007 and December 31, 2006 section:

Cost of Sales

The company had cost of sales of $611,092 for the year ended December 31, 2008 compared with $696,338 for the year ended December 31, 2007. As a percentage of revenues, cost of sales basically remained constant at 57.89% in 2008 and 57.74% in 2007. The reason cost of sales remained constant from 2007 to 2008 is because we increased our pricing per hour and streamlined the way we perform our architectural woodwork installation process by task orienting or specializing our employees so they can be more productive

35.Although it appears you are comparing the actual results for the fiscal year ended December 31, 2007, to the same period in 2006, your disclosure states that you are comparing the 2008 fiscal results to 2007. Please revise your filing accordingly and review for accuracy.

Response:                                We have amended our S-1 and have revised our filing to reflect that we are comparing 2008 fiscal results to 2007.

Liquidity and Capital Resources, page 12

36.           We note you have outstanding debt under a bank line of credit. Please revise your filing to discuss material financial covenants and your compliance with these covenants for each period presented. If you were not compliant with your debt covenants or have knowledge that you will not be in compliance in future periods, please disclose the consequences that you will be subject to, regardless of your ability or intent to receive a waiver from the lender. Please refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response:                                We have amended our S-1 and have added the following disclosure within the Liquidity and Capital Resources section.

We have an outstanding debt under a bank line of credit payable in the amount of $3,702 as of December 31, 2008. There are no debt covenants in the debt agreement.

Critical Accounting Policies and Estimates, page 12

37.           Based on your disclosure under the heading Accounting Policies Subject to Estimation and Judgment, it appears you have a critical accounting policy for revenue, allowance for doubtful accounts, reserves for income taxes and litigation. Please revise your filing to expand your critical accounting estimates section to include a discussion of the material assumptions you made in arriving at each critical estimate. Your revised disclosure should address the standard length of time it takes for installation of the architectural woodwork before you recognize revenue. Please also include your critical accounting policy for accounts receivable that discusses your collection policy, in this regard, we note you did not have a receivable balance as of December 31, 2007 or as of September 30, 2008 even though you had sales of $1.2 million as of December 31, 2007 and $909k as of September 30, 2008. Given the absence of accounts receivable it would appear that you fully collected your net sales at the end of each reporting period. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350,htm.

Response:                                We have amended our S-1 and have added the following disclosure as well as deleted our original disclosure.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America.  Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could vary from the estimates that were assumed in preparing these financial statements.

Changes in and Disagreements with Accountants page 13

38.           If you intend to update your financial statements, please update this disclosure to the year ended December 31, 2008.

Response:                                We have amended our S-1 and have updated our financials to include the years ended December 31, 2008 and 2007 and the interim financials for the period ending June 30, 2009.

Management, page 13

39.           Please disclose the date the director was elected, the number of terms the director has served and the date of the annual meeting of stockholders in which the election of the directors took place.

Response:                                We have amended our S-1 and have updated the following to add the proper disclosures:

The following table sets forth certain information with respect to our directors, executive officers and key employees. The annual meeting of stockholders is held on December 31.

NAME	AGE	POSITION	DATE OF APPOINTMENT	NUMBER OF TERMS SERVED AS DIRECTOR
Valerie A. Garman	37	President & Director	Inception	13 terms
Sidney L. Garman	45	Vice President and Treasurer	Inception	0 terms

Executive Compensation, page 13

40.           Please disclose the assumptions underlying the dollar amount of the stock awards recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. Please see the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response:                                We have amended our S-1 and have revised the Executive Compensation table by deleting the dollar amount of shares issued. Previously, on Form S-1 filed on February 19, 2009, we included a total of $1,000,000 under the stock awards column. However, after further review, that amount was incorrect. The President and Vice President were both issued founder shares issued at inception of the corporation of 510 and 490 shares respectively. These shares were subject to the 10,000 for one forward split, yielding 510,000 for Valerie Garman and 490,000 for Sidney Garman.

Certain Relationships and Related Transactions, page 14

41.           Your disclosure about your property leasing transactions is confusing. You indicate that five properties are owned by management, you describe four properties, you state that there are three leases and you list five relevant exhibits. Please revise and update this disclosure and the related description of your properties disclosure accordingly.

Response:                                We have amended our S-1 and have revised and updated the entire Description of Property section as well as the Related Transaction section. We have concluded that the Company has 5 lease agreements in 2008, 4 of which are for property personally owned by the President and Vice President of the Company. The Company has 4 lease agreements thus far in 2009.

42.           We note Sharon Garman is listed with Valerie and Sidney Garman on the lease in Exhibit 10.5. Please disclose her relationship with Valerie and Sidney Garman if Sharon is a related person. Please disclose any other related party transactions not presently listed.

Response:                                We have amended our S-1 and have added the following disclosure within the Certain Relationships and Related Transactions Section:

The property located at 14241 Tribute Place Drive #106, Huntersville, NC 28078 has Sharon Garman listed as a leaser. Sharon Garman is the mother of Sidney Garman. Due to the amount of travel required with our business, Management needed a person that can be called on in the event of an emergency to answer questions or deal with issues. The apartment complex required Sharon Garman to be named on the lease to legally give her any information necessary.

43.           We note your reference on page 12 of the "Management's Discussion and Analysis" disclosure to borrowing money from a shareholder in 2006 and the provision of personal guarantees by your management to our various lenders. In addition, we note that Greentree Financial Group, Inc. holds more than 5% of your stock and is entitled to receive $50,000 and stock pursuant to its consulting agreement with you. Please tell us why you have not included these transactions in your "Related Transactions" disclosure. Please see Item 404(d) of Regulation S-K.

Response:                                We have amended our S-1 to disclose the Shareholder loan from 2006 and that Greentree Financial Group, Inc. is considered a related person.

Audit Opinion, page 23

44. Your auditor opined that your balance sheet as of December 31, 2007 was presented fairly but did not give an opinion on your balance sheet as of December 31, 2006. Please amend your tiling to include an audit report for each of the two most recent fiscal years, as required by Rule 8-02 of Regulation S-X.

Response:                                We have amended our S-1 and have revised the auditor opinion to reflect that she believes that the financial statements are presented fairly and the financial position of Garman Cabinet & Millwork, Inc. as of December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the two years ended December 31, 2008 are in conformity with U.S. generally accepted accounting principles.

45. Please revise to include a conformed signature on your "Report of Independent Registered Public Accounting Firm."

Response:                                We have amended our S-1 and have included a conformed signature on the “Report of Independent Registered Public Accounting Firm.”

Consents

46. We assume your independent auditor is a sole proprietor, given the signature on the audit report. If so, please provide a consent that deletes reference to "we hereby consent" and replace it with "I hereby consent". Furthermore, we note your consent makes references to financial statement schedules, however we did not note such schedules in your filing. Please revise your filing to include such financial schedules or delete the reference from your consent.

Response:                                We have amended our S-1 and our Auditor has issued and updated a new consent statement with the change from “We” to “I” as well as deleted the reference to financial schedules.

Part II

Other Expenses of Issuance and Distribution, pace 31

47. We note that your consulting agreement with Greentree Financial Group, Inc, concerns the preparation and filing of this registration statement and requires you to pay Greentree $50,000 and issue to them 1,000,000 shares of your common stock. The value of this consideration appears to exceed the total of the aggregate offering expenses that you have disclosed. Please revise your disclosure accordingly.

Response:                                We have amended our S-1 and have revised the disclosure to state:

Commission Registration Fee	$3.15
Printing and Engraving Expenses	$1000.00
Accounting Fees and Expenses	$15,000.00
Legal Fees and Expenses	$25,000.00
Miscellaneous	$123,996.85
TOTAL	$165,000.00

Exhibits, page 32

48. Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response:                                We have amended our S-1 and have included an exhibit index immediately before the exhibits.

49. Certain of the agreements that are exhibits to the registration statement appear to have expired. Please update these exhibits to the registration statement.

Response:                                We have amended our S-1 and have included updated exhibits to the registration statement.

Signatures, page 33

50. We note that the language of the signature page does not conform to the language in the
Form S-1 instructions. Please revise the signature page to use the language pursuant to Form S-1 instructions, including:

➢ In the first signature section:

➢ Revise to the language in the Form S-1 instructions which begins with "Pursuant to the„.",

➢ Please delete the January 16, 2009, date and revise the date to be consistent with the date of the filing.

➢ Please delete the signature of Sidney Garman in this section of the signature page.

➢ In the second signature page section:

➢ Revise to the language in the Form S-1 instructions which begins with "Pursuant to...."

➢ Please delete the reference to the Securities Exchange Act since the Form S-1 instructions refer to the Securities Act of 1933.

➢ Please add to Valerie Garman's titles "Director," and "Principal Executive Officer" since the registration statement must be signed by your principal executive officer and at least a majority of the board of directors.

➢ Please add Sidney Garman's signature and titles. Please note that the registration statement must be signed by your principal financial officer, principal accounting officer, principal executive officer and at least a majority of the board of directors. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he or she signs the registration statement See Instructions 1 and 2 for signatures on Form S-1, and revise.

Response:                                We have amended our S-1 and have made the revisions noted in Comment # 50.

Legal Opinion, Exhibit 5.1

51. Please revise the opinion in paragraph 4 to reflect that the outstanding shares of common stock are duly authorized, legally issued, fully paid, and non-assessable and delete the reference to "have been validly authorized."

Response:We have amended our S-1 and have deleted the reference to “have been validly authorized.”

52. Please revise to opine on the corporate laws of North Carolina, the jurisdiction of incorporation of the registrant.

Response:                                We have revised the Legal Opinion, Exhibit 5.1 accordingly.

Sincerely,

/s/ Valerie Garman
Valerie Garman
President